 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2016

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period: N/A

Commission File Number 1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

 ETHAN ALLEN INTERIORS INC.
Ethan Allen Drive
Danbury, Connecticut 06811

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits, December 31, 2016 and 2015	2

Statement of Changes in Net Assets Available for Plan Benefits, Year Ended December 31, 2016	3

Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2016	13

All other schedules have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Ethan Allen Retirement Committee and Participants of

The Ethan Allen Retirement Savings Plan:

We have audited the accompanying statement of net assets available for plan benefits of The Ethan Allen Retirement Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for plan benefits for the year ended December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated in all material respects in relation to the 2016 financial statements as a whole.

/s/ RSM US LLP

Stamford, CT

June 21, 2017

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2016 and 2015

	2016	2015
Assets:
Investments, at fair value	$155,682,299	$148,861,638
Investments, at contract value	25,169,472	24,832,977
Receivables
Employer contributions	3,350,106	3,262,271
Employee contributions	264	248,386
Notes receivable from participants	4,049,308	4,003,127
Total receivables	7,399,678	7,513,784
Net assets available for plan benefits	$188,251,449	$181,208,399

See accompanying notes to financial statements.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2016

Additions to net assets attributed to:

Investments:
Net apppreciation in fair value of investments	$2,989,413
Dividend income	7,994,470

Net investment gains	10,983,883

Interest from notes receivable from participants	176,396

Contributions:
Employer contributions	3,350,064
Employee contributions	9,742,236

Total contributions	13,092,300

Total additions	24,252,579

Deductions from net assets attributed to:
Benefits paid to participants	(17,084,658)
Administrative expenses	(124,871)

Total deductions	(17,209,529)

Net increase	7,043,050

Net assets available for plan benefits:
Beginning of year	181,208,399
End of year	$188,251,449

See accompanying notes to financial statements.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(1)	Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Global, Inc. and its subsidiaries (collectively, the “Company”, the “Employer” or the “Plan Sponsor”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan, which is offered to all employees who have completed at least three consecutive months of service with the Company, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The plan is a participant-directed defined contribution plan.

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $18,000 in both 2016 and 2015 and participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions, up to a maximum of $6,000 in both 2016 and 2015, to the 401(k) portion of the Plan (as permitted by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code of 1986, as amended). Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

The Company at its discretion may elect to match participants’ pre-tax contributions to the 401(k) portion of the Plan. The Company elected to match 100% of the first $500 of pre-tax contributions and 50% of the next $1,600 of pre-tax contributions for both 2016 and 2015. As such, the maximum annual Company match was $1,300 for both 2016 and 2015. If Company matching contributions are paid in cash, they follow the participants’ investment choices as of the date paid. For 2016 and 2015, the Company made cash contributions of $2,855,064 and $2,767,271, respectively, in satisfaction of its matching contribution election for allocation to the accounts of employee participants.

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the Company, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $53,000 in both 2016 and 2015 (as permitted by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code of 1986, as amended) or (ii) 100% of the participant’s compensation for that Plan year. The actual contribution, if any, is made in the ensuing year. The Company declared and paid a profit-sharing contribution of $495,000 for both the 2016 and 2015 Plan years. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation (as defined in the Plan) to total compensation of all participants during the year.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer matching contributions, if any. Participant contributions, Employer matching contributions, and Employer profit-sharing contributions vest immediately.

Investment of Funds

Participants direct the investment of their contributions, and employer discretionary matching cash contributions into various investment options offered by the Plan. The Plan currently offers a broad range of mutual funds, a Company common stock fund, a self-directed brokerage account, a collective trust, and a benefit responsive investment contract as investment options for participants. Participants have primarily purchased shares of mutual funds, common and preferred stock and money market funds through the self-directed brokerage account.

Participant Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to Great West Financial Retirement Plan Services, LLC (the “Recordkeeper”) for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed five years, and in certain circumstances, greater than five years as defined in the Plan document. If a participant’s employment terminates for any reason and no payment is made by the end of the second quarter following the last payment date, the loan balances will be deemed distributed and become taxable income to the participant. Participants may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates on outstanding loans ranged from 4.25% to 9.25% during both 2016 and 2015 with maturities through 2026.

Participant loans are classified as receivables in the Statements of Net Assets Available for Plan Benefits and measured at their unpaid principal balance plus any accrued but unpaid interest.

Participants’ Accounts

A separate account is maintained for each participant. Net investment income is comprised of dividend income, and net appreciation (depreciation) in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contributions and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock. Unless a participant elects otherwise, in no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 65; the tenth anniversary of the date on which the employee began participating in the plan; the participant’s termination date. Participants (active or otherwise) must commence distributions from the Plan no later than within a year of attaining the age of 70½.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(2)	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various options to invest in any combination of stocks, bonds, fixed income securities and other investment securities. Those investment options are exposed to various risks and uncertainties, including interest rate risk, credit risk, market volatility, changes in the economic and political environment, regulatory changes and foreign currency risk. The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between Great West Trust Company, LLC (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee.

Shares of mutual funds and Company common stock are reported at fair value as determined based on quoted market prices. Plan interests in benefit responsive investment contracts are stated at contract value. Contract value represents contributions made under the contract plus earnings on the underlying investments, less Plan withdrawals and administrative expenses.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Purchases and sales of securities are recorded on a trade–date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

Payment of Benefits

Benefits are recorded when paid.

Recently Adopted Accounting Standards

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2015-07, Fair Value Measurement (Topic 820), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”). The amendments in ASU 2015-07 remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The amendments also remove the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The Plan adopted ASU 2015-07 on January 1, 2016, which did not have a material effect on these financial statements.

In July 2015, the FASB issued ASU No. 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), I. Fully Benefit-Responsive Investment Contracts, II. Plan Investment Disclosures, III. Measurement Date Practical Expedient (“ASU 2015-12”). The FASB is issuing this update in response to a proposal developed by the Emerging Issues Task Force (“EITF”) to reduce complexity in employee benefit plan accounting.

Part I of ASU 2015-12 requires fully benefit-responsive investment contracts to be measured, presented and disclosed at contract value. Contract value is the relevant measure for those contracts because that is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan.

Part II of ASU 2015-12 requires that investments (both participant-directed and nonparticipant-directed) of employee benefit plans be grouped only by general type, such as the following: registered investment companies, government securities, common-collective trusts, pooled separate accounts, short-term securities, corporate bonds, common stock, mortgages, real estate and self-directed brokerage accounts. Plans will be required to disclose the net appreciation or depreciation in fair value of investments in aggregate, but will no longer be required to be disaggregated and disclosed by general type. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient and that investment is in a fund that files a U.S. Department of Labor Form 5500 as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

The Plan adopted ASU 2015-12 on January 1, 2016, which required certain 2015 balances to be reclassified and related disclosures revised to conform to the 2016 presentation, which did not have a material effect on these financial statements.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(3)	Fair Value Measurements

The Plan performs fair value measurements in accordance with Accounting Standards Codification Topic (“ASC”) 820, Fair value measurements and disclosures for all financial assets and non-financial assets that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 established a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. Level 1 inputs use unadjusted quoted prices for identical instruments traded in active markets. Level 2 inputs use significant inputs other than Level 1, observable directly or indirectly. Level 3 uses significant unobservable inputs. The following section describes the valuation methodologies we use to measure different financial assets at fair value. There were no transfers between levels during the years ended December 31, 2016 or December 31, 2015.

Mutual Funds

Valued at the Net Asset Value (“NAV”) of shares held by the Plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Collective Trusts or Commingled Funds

Valued at the NAV per unit as determined by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding.

Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

Interest Bearing and Non-Interest Bearing Cash

The fair values are based on net asset values of the short-term investment funds.

Benefit responsive investment contracts

Benefit responsive contracts consists of collective trust funds and a wrap agreement (See note 4). The collective trust funds are valued at contract value.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis at December 31, 2016 and 2015. There are currently no redemption restrictions on these investments.

	December 31, 2016			December 31, 2015
	Fair Value Measurements			Fair Value Measurements
	Using Input Type			Using Input Type
	Level 1	Level 2	Total	Level 1	Level 2	Total

Mutual funds	$140,984,738	$-	$140,984,738	126,656,413	$-	$126,656,413
Ethan Allen common stock	12,871,883		12,871,883	10,881,570		10,881,570
Self-directed brokerage accounts	1,825,678		1,825,678	1,712,743		1,712,743
Total investments measured at fair value	$155,682,299	$-	$155,682,299	139,250,726	$-	$139,250,726

Collective trusts, measured at net asset value (a)			-			9,610,912

Investments, at fair value			$155,682,299			$148,861,638

(a) In accordance with Subtopic 820-10, certain investments that were measured at net asset value per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(4)        Investments

During 2016 net appreciation on the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) was $2,989,413.

Benefit Responsive Investment Contracts

The JP Morgan Stable Value Fund consists primarily of investments in Synthetic Guaranteed Investment Contracts (“GICs”) as direct investments, and wrapper contracts, with various financial institutions. The JP Morgan Stable Value Fund is comprised of the JP Morgan Intermediate Bond Fund and the JP Morgan Liquidity Fund.

A Synthetic GIC is an investment contract issued by an insurance company or other financial institution (wrap agreement), backed by a portfolio of bonds or other fixed income securities held by collective trust funds. The contract provides an interest rate not less than zero. Such contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the market value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  The crediting rate of Synthetic GICs will track current market yields on a trailing basis.  The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) the withdrawal from the wrap contract at the direction of the Company unless made in accordance with the withdrawal provisions of the Plan, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  The Company does not believe that the occurrence of any events, such as those described above,  which would limit the Plan’s ability to transact at contract value with participants, are probable.

The wrap agreements generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the market value of the contract equals zero.  If the market value of the contract equals zero, the issuer is not excused from paying the excess above contract value.  If the Plan defaults in its obligations under the contract, and the default is not cured within a cure period, the issuer may terminate the contract, and the Plan will receive the market value as of the date of termination.

(5)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

(6)	Parties-in-Interest

At December 31, 2016 and 2015, approximately 7% and 6% of Plan assets, respectively, were held in the form of shares of the Company’s common stock. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2016, the Plan received dividend income on Company common stock totaling $181,169.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

(7)	Administrative Expenses

In 2016, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid for recordkeeping and trust services amounted to $124,871 for the year ended December 31, 2016. The investment funds offered by the Plan have investment fees and expenses that are indirectly borne by the Plan and charged against the related funds’ net asset values.

(8)	Tax Status

The Company has received a determination letter from the Internal Revenue Service dated March 14, 2013, which expires on January 31, 2018, stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Management evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax-exempt status and had taken no uncertain tax positions that require adjustment to the financial statements.  Therefore, no provision or liability for income taxes has been included in the financial statements at December 31, 2016 or 2015.

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to Form 5500:

	December 31,
	2016	2015
Net assets available for plan benefits per the financial statements	$188,251,449	$181,208,399
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	-	(86,851)
Net assets available for plan benefits per the Form 5500	$188,251,449	$181,121,548

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

December 31, 2016 and 2015

The following is a reconciliation of changes in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2016:

Net increase in net assets available for benefits per the financial statements	$7,043,050
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	86,851
Net increase in net assets available for benefits per Form 5500	$7,129,901

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2016

Identity of issue, borrower,	Number of	Current
lessor, or similar party	Shares/Units	Value
Mutual Funds:
American Beacon Small Cap Value Investor Fund	62,913	$1,680,401
Artisan MidCap Growth Fund	347,495	12,641,868
Dodge & Cox International Stock Fund	182,320	6,946,408
JPMorgan MidCap Value-Select Fund	281,936	10,149,711
MainStay Large Cap Growth - I	3,359,447	28,689,675
PIMCO Total Return - Inst	484,618	4,860,719
T Rowe Price Retirement 2005 - Adv	44,829	574,711
T Rowe Price Retirement 2010 - Adv	169,389	2,927,048
T Rowe Price Retirement 2015 - Adv	94,704	1,338,161
T Rowe Price Retirement 2020 - Adv	604,103	12,251,211
T Rowe Price Retirement 2025 - Adv	210,603	3,249,599
T Rowe Price Retirement 2030 - Adv	513,997	11,487,824
T Rowe Price Retirement 2035 - Adv	204,187	3,311,910
T Rowe Price Retirement 2040 - Adv	243,887	5,614,283
T Rowe Price Retirement 2045 - Adv	131,489	2,043,334
T Rowe Price Retirement 2050 - Adv	193,822	2,527,440
T Rowe Price Retirement 2055 - Adv	81,434	1,066,781
T Rowe Price Retirement 2060 - Adv	4,917	49,716
T Rowe Price US Bond Index	630,314	6,864,122
Vanguard Institutional Index Fund	57,309	11,681,202
Vanguard Equity Income - Admiral	64,440	4,405,738
Vanguard Total Intl. Stock Index - Instl	67,237	6,622,877
Common Stock:
* Ethan Allen Interiors, Inc.	349,305	12,871,883
Self-Directed Brokerage Fund	various, including registered investment companies, common stocks, money market funds and cash	1,825,677
Fully Benefit Responsive Investment Contracts:
JPMorgan Stable Value Fund	208,111	25,169,472	**
* Participant Loans	4.25% to 9.25% maturing through 2026	4,049,308
		$184,901,079
* Denotes a party-in-interest to the Plan.
** All investments are stated at fair value as at December 31, 2016 with the exception of the JPMorgan Stable Value
Fund, which is stated at contract value.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

	By:	Ethan Allen Interiors Inc.

Date: June 21, 2017	By:	/s/ Corey Whitely

Corey Whitely

Executive Vice President, Administration, Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit

No.                    Description

23.1                    Consent of RSM US LLP.